Translation for Reference Purposes Only

Notice of Short-Form Share Exchange
(ryaku-shiki kabushiki kokan koukoku)

June 18, 2009

For Immediate Release:

Hideki Miyauchi, President and CEO
Atrium Co., Ltd.
5-2, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

Atrium Co., Ltd. (the “Company”) resolved, at the meeting of its Board of Directors held on June 17, 2009, to conduct a share exchange (the “Share Exchange”) through which it will become a wholly-owned subsidiary of Credit Saison Co., Ltd. (location of head office: 1-1, Higashi-Ikebukuro 3-chome, Toshima-ku, Tokyo; “Credit Saison”) as of the effective date of August 1, 2009.  In accordance with such resolution, the Company would like to provide notice of the following:

Pursuant to Article 784, Paragraph 1 of the Company Law of Japan (the “Company Law”), the Company plans to implement the Share Exchange without obtaining approval at a general meeting of its shareholders, which would otherwise be required in accordance with Article 783, Paragraph 1 of the Company Law.

Furthermore, those shareholders wishing to exercise their rights to request the Company purchase the shares that he or she holds in connection with the Share Exchange, as set forth in Article 785, Paragraph 1 of the Company Law, are requested to notify the Company in writing, within twenty days prior to the effective date of the Share Exchange, of their request that the Company purchase such shares, and indicate the number of relevant shares to be purchased.  Moreover, shareholders are requested, when submitting the notice described above, to request the account management institution to which such shareholders have entrusted their shares to provide notice of the submission of an individual shareholder notice and to complete an application to transfer the relevant shares to the account designated by the Company.

Those shareholders wishing to exercise their right to request the Company purchase the shares that he or she holds are requested to transfer the shares which form the subject of such request to the account designated by the Company by July 31, 2009.  Failure to do so will result in the purchase by the Company of the relevant shares, pursuant to shareholders’ requests or for other reasons, being administratively impossible.  Accordingly, the requirement that the relevant shares be transferred by July 31, 2009 is necessary to avoid such a situation occurring, and the rationale of such requirement is to ensure that shareholders are able to exercise their rights.

(End of Document)